CUSIP No. 253827109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Digirad Corporation

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

253827109

(CUSIP Number)

RED OAK PARTNERS, LLC

Attn: David Sandberg

304 Park Avenue South, 11th Floor

New York, NY 10010

(212) 614-8952

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                                      November 1, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253827109

1		NAME OF REPORTING PERSONS Red Oak Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 512,881
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 512,881
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 512,881
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.78%[1]
14		TYPE OF REPORTING PERSON (See Instructions) OO

____________________________

  1 Based on 18,423,063 shares of common stock outstanding at October 21, 2013, as reported by the Company on its Form 10-Q for the quarter ended September 30, 2013, filed with the United States Securities and Exchange Commission on November 1, 2013.

CUSIP No. 253827109

1		NAME OF REPORTING PERSON The Red Oak Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 271,644
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 271,644
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 271,644
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.47%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 253827109

1		NAME OF REPORTING PERSON Pinnacle Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 241,237
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 241,237
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 241,237
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.31%[1]
14		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 253827109

1		NAME OF REPORTING PERSON Pinnacle Fund, LLLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 241,237
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 241,237
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 241,237
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.31%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

1		NAME OF REPORTING PERSONS David Sandberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 512,881
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 512,881
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 512,881
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.78%[1]
14		TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Red Oak Partners, LLC (the “Reporting Persons”) on March 18, 2013, as amended by amendments 1 and 2 (as amended, the “Schedule 13D”) relating to the common stock, par value $.0001 per share (the “Common Stock”), of Digirad Corporation, a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 1048 Industrial Court, Suwanee, GA 30024.  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2. Identity and Background.

(a)-(c) and (f) The names of the persons filing this Statement (the “Reporting Persons”) are:

The Red Oak Fund, LP, a Delaware limited partnership (“Red Oak Fund”);

Pinnacle Opportunities Fund, LP (formerly Pinnacle Fund, LLLP), a Delaware limited partnership (“Pinnacle Fund”);

Red Oak Partners, LLC, a New York limited liability company (“Red Oak Partners”);

Pinnacle Partners, LLC, a Colorado limited liability company (“Pinnacle Partners”); and

David Sandberg, a United States citizen.

This Statement is being filed by David Sandberg, the controlling member of Red Oak Partners, which manages each of Red Oak Fund and Pinnacle Fund (each a “Fund” and, collectively, the “Funds”). The Funds are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Funds directly own the shares as reported in this Statement.  Each of the filers hereto disclaims beneficial ownership with respect to any shares other than shares owned directly by such filer.

The principal office or business address of the Red Oak Fund, Red Oak Partners and David Sandberg is 304 Park Avenue South, 11th Floor, New York, NY 10010.  The principal office or business address of Pinnacle Partners and Pinnacle Fund is 2810 North Speer Boulevard, Denver, CO 80211.

Item 4.  Purpose of Transaction.

The Reporting Persons purchased the Common Stock subject to this Statement for investment purposes.  The Reporting Persons will review their investments in the Common Stock from time to time, and, subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Company, the availability and price of the Common Stock or other securities related to the Company, and other general market and investment conditions, the Reporting Persons may determine to:

•

acquire additional Common Stock through open market purchases or otherwise;

•

sell Common Stock through the open market or otherwise; or

•

otherwise engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Company.

Such transactions may take place at any time and without prior notice.  There can be no assurance, however, that any Reporting Person will take any such actions.

Item 5.  Interest in Securities of the Issuer.

(a)

The aggregate percentage of the Company’s outstanding shares of Common Stock reported owned by each Reporting Person is based on 18,423,063 shares of common stock outstanding at October 21, 2013, as reported by the Company on its Form 10-Q for the quarter ended September 30, 2013, filed with the United States Securities and Exchange Commission on November 1, 2013.  Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

Red Oak Partners beneficially owns 512,881 shares of Common Stock, representing 2.78% of all the outstanding shares of Common Stock.  The Funds are each controlled by Red Oak Partners.  Therefore, Red Oak Partners may be deemed to beneficially own (i) the 271,644 shares of Common Stock held by the Red Oak Fund, and (ii) the 241,237 shares of Common Stock held by Pinnacle Fund.

Mr. Sandberg beneficially owns 512,881 shares of Common Stock, representing 2.78% of all the outstanding shares of Common Stock.  Mr. Sandberg, as the managing member of Red Oak Partners may be deemed to beneficially own the 512,881 shares of Common Stock beneficially owned by Red Oak Partners through the Funds.

Red Oak Fund may be deemed to beneficially own 271,644 shares of Common Stock, representing 1.47% of all the outstanding shares of Common Stock.  Pinnacle Fund may be deemed to beneficially own 241,237 shares of Common Stock, representing 1.31% of all the outstanding shares of Common Stock.

(b)

Each of Red Oak Partners and Mr. Sandberg may be deemed to have shared voting and dispositive power with respect to (i) the 271,644 shares of Common Stock held by the Red Oak Fund, and (ii) the 241,237 shares of Common Stock held by Pinnacle Fund.  No Fund shares with any other Fund voting or dispositive power with respect to the shares such Fund beneficially owns.

(c)

Transactions by the Reporting Persons effected in Common Stock that have taken place in the last sixty days are as follows:

Date
Fund Name
Buy/Sell
Quantity

Price

October 28, 2013
Red Oak Fund
Sell
28,687

3.331

October 29, 2013
Red Oak Fund
Sell
23,260

3.320

October 30, 2013
Red Oak Fund
Sell
7,960

3.320

October 31, 2013
Red Oak Fund
Sell
59,169

3.354

October 31, 2013
Pinnacle Fund
Sell
2,143

3.354

November 1, 2013
Red Oak Fund
Sell
168,942

3.841

November 1, 2013
Pinnacle Fund
Sell
150,058

3.841

November 4, 2013
Red Oak Fund
Sell
68,040

3.753

November 4, 2013
Pinnacle Fund
Sell
60,435

3.753

November 5, 2013
Red Oak Fund
Sell
46,438

3.832

November 5, 2013
Pinnacle Fund
Sell
41,247

3.832

(d)

Not applicable.

(e)

The Reporting Persons ceased to be beneficial holders of more than five percent of the Issuer’s outstanding shares of Common Stock on November 1, 2013.

SIGNATURE

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2013

By:

/s/ David Sandberg

Name:

David Sandberg

RED OAK PARTNERS, LLC

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

THE RED OAK FUND, L.P.

By:

RED OAK PARTNERS, LLC,

its general partner

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

PINNACLE PARTNERS, LLC

By:

RED OAK PARTNERS, LLC,

its managing member

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

PINNACLE OPPORTUNITIES FUND, LP

By:

PINNACLE PARTNERS, LLC,

its general partner

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

Footnotes

1